INNER CITY VENTURES

April 9, 2013

Mara L. Ramsom, Assistant Director
Securities and Exchange Commission
Corporate Finance Division
Washington, DC 20549

Re: Inner City Ventures Inc.
         Registration Statement on Form S-1
         File No. 333-180484

Dear Ms. Ramsom,

This correspondence is to serve as formal notice that Inner City Ventures, Inc. (the "Company") will be withdrawing its current Registration Statement on Form S-1 effective immediately.

The Company has made no sales under the Registration Statement.

At this time, the ICV management team does not believe the anticipated market demand exists for the Company's stock offering to meet the minimum requirements under the terms of the Registration Statement should the Company continue with the application. Therefore, the management team has determined that it is in the best interest of the existing private shareholders to withdraw the Registration Statement and to focus on building the Company's core operations until such time as more favorable market conditions present themselves.

Thank you for your attention to this matter.

Sincerely,



Fernando Suarez, President